Exhibit 99.1

Beamr demonstrated real-time video streaming capabilities poised to overcome 5G bottlenecks

Herzliya Israel, April 16, 2024 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, today announced that it has presented a demonstration of real-time video optimization application at the NAB Show 2024, a premier event for the broadcasting, streaming and media industry in Las Vegas, Nevada.

Video usage through real-time streaming is increasing rapidly, including video AI, generative AI, sports events, and multichannel broadcasting. As a result, the demand for high-quality video processes at scale, including AI capabilities, is increasing as well. However, in the emerging video world, quality real-time streaming needs to overcome 5G bandwidth bottlenecks along with additional challenges. The 5G bottlenecks are due to internet service providers struggling to support the upload speed required to stream at the right video quality.

Beamr CEO Sharon Carmel said: “The demonstration of Beamr’s perceptual optimization technology (CABR) accelerated by GPUs has the potential to enable efficient video processing at scale in real-time streaming and over 5G. Such an application is poised to be relevant in various use cases, including edge products and the Internet of Things, as 5G bottlenecks are relieved and the streaming of ultra-high-definition video (UHD or 4K) becomes widely available.”.

Beamr’s technology and solutions has a proven track record of reducing video files size and bitrate by up to 50% while preserving the video quality. This award-winning technology is backed by 53 patents and already implemented in various applications, including video streaming.

For more info about the demonstration, please click the link

Images: Beamr CEO, Sharon Carmel, at Beamr’s presentation at NAB Show 2024

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Use Cases
Broadcast from the edge
Content distribution to CDN's
VOD Optimization
BEAMR
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Holoscan
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Key user pain points and expectation in digital times
DELL Technologies
Remote Contribution
Search. Share
Holoscan
For Media

Images: Beamr’s presentation at NAB Show 2024

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content adaptive video solutions. Backed by 53 granted patents, and winner of the 2021 Technology and Engineering Emmy® award and the 2021 Seagate Lyve Innovator of the Year award, Beamr’s perceptual optimization technology enables up to a 50% reduction in bitrate with guaranteed quality. www.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 4, 2024 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com

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